Exhibit 99.6

Tracey D. Meintjes, P. Eng.
Moose Mountain Technical Services
#210 1510 - 2nd Street North
Cranbrook, BC, Canada VIC 3L2

CONSENT OF QUALIFIED PERSON

I, Tracey D. Meintjes, P. Eng., consent to the public filing of the technical report titled “Preliminary Economic Assessment of the Ixtaca Project” and dated 13 May 2014 (the “Technical Report”) by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the April 16, 2014 news release of Almaden Minerals Ltd.

I confirm that I have read the April 16, 2014 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which 1 am responsible.

Dated this 29th day of May, 2014.

__________________________
Tracey D. Meintjes, P. Eng.
Principal Metallurgical Engineer
Moose Mountain Technical Services